

June 25, 2013

<u>Via U.S. Mail</u>
Mr. Mark T. Lammas
Chief Financial Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd.
Suite 1600
Los Angeles, CA 90025

  Re: Hudson Pacific Properties, Inc.
    Form 10-K for year ended December 31, 2012
    Filed on March 14, 2013
    File No. 001-34789

Dear Mr. Lammas:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

<u>General</u>

1. You disclose same store NOI in your Supplemental Operating and Financial Data exhibit to your Form 8-K filed March 6, 2013. Please tell us if you consider same store NOI to be key operating performance measure. To the extent you believe it is a key operating performance measure, in future periodic filings, please disclose this measure within your MD&A and discuss any period over period changes in this measure. Further, your disclosure should clearly define how you determined the same store pool.

Factors That May Influence Our Operating Results, page 38

Rental Revenue, page 39

2.   In future periodic filings, please disclose if any office leases that you renewed during the period were renewed at, below, or above the prior rent.

Critical Accounting Policies, page 40

Investment in Real Estate Properties, page 40

3.   It appears that you capitalized certain internal costs to your Investment in Real Estate Properties. In future filings, to the extent material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Results of Operations, page 42

Comparison of the year ended December 31, 2012 to the year ended December 31, 2011, page 42

4.   We note you have multiple factors that impact your results of operations for several line items. For example, we note that Media & Entertainment Rental Revenue increased due to higher rents and occupancy. In future filings, please separately quantify the impact from each factor.

Financial Statements

Consolidated Statements of Operations, page F-5

5.   Please tell us how you determined it was appropriate to present Dividend declared per common share on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

Notes to Consolidated Financial Statements, page F-10

2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-12

6.   On page 27, you disclose that GSA and Saatchi & Saatchi North America, Inc. may terminate their lease prior to expiration. Please tell us how you considered this termination option in your calculation of rental revenue on a straight-line basis. Please refer to ASC 840-20.

10. Equity, page F-22

Stock-Based Compensation, page F-25

Hudson Pacific Properties, Inc. 2012 Outperformance Program, page F-26

7.   Please tell us how you complied with ASC 718-10-50, or tell us how you determined it
        was not necessary to disclose the method of estimating the fair value of the 2012
        Outperformance Program.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the
undersigned at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief